UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DIONICS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

254547102
(CUSIP Number)

David M. Kaye, Esq. Kaye Cooper Fiore Kay & Rosenberg, LLP 30A Vreeland Road, Suite 230 Florham Park, New Jersey 07932 (973) 443-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	254547102

1		NAMES OF REPORTING PERSONS
Sage Explorer Holding Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [x]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,450,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,450,000
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,450,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.3%
14		TYPE OF REPORTING PERSON (See Instructions)
CO

SCHEDULE 13D

CUSIP No.	254547102

1		NAMES OF REPORTING PERSONS
Rui Mai
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [x]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,450,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,450,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,450,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.3%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.

Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.01 per share (the “Common Stock”), of Dionics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 65 Rushmore Street, Westbury, New York 11590.

Item 2.

Identity and Background

(a) - (c)

This statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Sage Explorer Holding Limited, a Hong Kong corporation (“Sage Explorer”), and (ii) Rui Mai (“Mai”).

The principal business address of Sage Explorer is 12/F, 99 Hennessy Road, Wan Chai, Hong Kong.  The principal business address for Mai is Number 01 Commercial Street, Kuntai International Center, Chaowai Road, Chaoyang District, Beijing, P.R. China 100020.

Sage Explorer’s principal business is that of investing in other business entities. Mai controls Sage Explorer, owning all of its issued and outstanding capital stock and serving as the sole officer (President) and director of Sage Explorer.  Prior to becoming a director and officer of Sage Explorer, Mai’s principal business activity was investment in land development and venture capital.

(d)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)

The citizenship of Mai, constituting all of Sage Explorer’s officers and directors, is the People’s Republic of China.

Item 3.

Source and Amount of Funds or Other Considerations

The aggregate amount of funds used to purchase the 6,450,000 shares of Common Stock reported herein as being held by the Reporting Persons (the “Shares”) was zero.  No other consideration was paid.

Item 4.

Purpose of Transaction

Pursuant to a private transaction between Central Mega Limited, a British Virgin Islands company (“CML”), and Sage Explorer the Reporting Person, CML transferred the Shares to the Reporting Person as of April 21, 2010.  No purchase price was paid for the shares which were acquired by gift.

The shares were acquired for investment purposes only. As an investor in the Issuer, the Reporting Persons may engage in communications with one or more stockholders and/or one or more members of the Issuer’s Board of Directors and management regarding the Issuer, its operations and its prospects.

In the ordinary course, the Reporting Persons intends to review its investment in the Issuer from time to time.  Although it is not the Reporting Person’s present intention, the Reporting Person may decide at any time in the future to increase or decrease the size of its investment in the Issuer, depending upon the price and availability of the securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant.  The Reporting Persons have no present plans or proposals that relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.  However, the Reporting Persons reserve the right to change its plans and intentions at any time in the future, as they deem appropriate. Notwithstanding the foregoing, the Reporting Persons and the Issuer have had and may have further discussions with respect to transactions to enhance the Issuer’s business and the Reporting Persons may in the future make proposals to the Issuer’s management and Board of Directors for their consideration.

Item 5.

Interest in Securities of the Issuer

The Reporting Persons currently beneficially own 6,450,000 shares of Common Stock of the Issuer, or 28.3% of the Common Stock outstanding based upon the number of shares of Common Stock outstanding as contained in the Company’s most recently available filing with the Commission.  Sage Explorer directly holds such shares.  Mai may be deemed a beneficial owner of the Shares for purposes of this statement by virtue of her control of Sage Explorer, in her capacity as the sole owner, director and officer of Sage Explorer.

Sage Explorer has sole power to vote or direct to vote of the Shares and the sole power to dispose or to direct the disposition of the Shares, except that Mai may be deemed to have the power to direct the vote or disposition thereof by virtue of her control of Sage Explorer.

Except as set out above, none of the Reporting Persons has effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.

Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement *

*  Included herein following the signature page.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 25, 2011

SAGE EXPLORER HOLDING LIMITED

By:

/s/ Rui Mai
Name:

Rui Mai

Title:

President

/s/ Rui Mai

RUI MAI